                                                                      EXHIBIT 18





November 10, 1995


Mr. Daniel R. Feehan
President & Principal Financial Officer
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102-2599

Dear Mr. Feehan:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting principle as disclosed in the Company's Form 10-Q for the quarter ended September 30, 1995. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of Cash America International, Inc. as of any date or for any period subsequent to December 31, 1994, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Cash America International, Inc. for nine months ended September 30, 1995, accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

Very truly yours,



COOPERS & LYBRAND L.L.P.